Exhibit 99.3

POLYPID LTD.

PROXY

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints Mr. Tal Vilnai, Secretary and General Counsel of PolyPid Ltd. (the “Company”) and Ms. Orna Blum, Assistant Secretary and Legal Counsel of the Company, and each of them, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote on behalf of the undersigned all the Ordinary Shares of the Company which the undersigned is entitled to vote at the Annual and Extraordinary General Meeting of Shareholders (the “Meeting”) to be held on July 2, 2024 at 2:00 p.m. Israel time, and at any adjournments or postponements thereof, upon the following matters, which are more fully described in the Notice of Annual and Extraordinary General Meeting of Shareholders and proxy statement relating to the Meeting.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made with respect to any matter, this Proxy will be voted FOR such matter. Any and all proxies heretofore given by the undersigned are hereby revoked.

(Continued and to be signed on the reverse side)

POLYPID LTD.

ANNUAL AND EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

Date of Meeting: July 2, 2024

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE
MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

1.	To re-elect Kost Forer Gabbay & Kasierer, Certified Public Accountants, as the independent registered public accountants of the Company, and to authorize the Board of Directors to determine their compensation, until the next annual general meeting of the Company’s shareholders, as set forth in Proposal No. 1 of the Proxy Statement.

☐	FOR	☐	AGAINST	☐	ABSTAIN

2.	To adopt the following resolutions, as set forth in Proposal No. 2 of the Proxy Statement:

2.1	To re-elect Mr. Jacob Harel as a member of the Company’s Board of Directors, until the next annual general meeting of the Company’s shareholders and approve his compensation.

☐	FOR	☐	AGAINST	☐	ABSTAIN

2.2	To re-elect Ms. Dikla Czaczkes Akselbrad as a member of the Company’s Board of Directors, until the next annual general meeting of the Company’s shareholders.

☐	FOR	☐	AGAINST	☐	ABSTAIN

2.3	To re-elect Prof. Yechezkel Barenholz as a member of the Company’s Board of Directors, until the next annual general meeting of the Company’s shareholders and approve his compensation.

☐	FOR	☐	AGAINST	☐	ABSTAIN

2.4	To re-elect Mr. Nir Dror as a member of the Company’s Board of Directors, until the next annual general meeting of the Company’s shareholders and approve his compensation.

☐	FOR	☐	AGAINST	☐	ABSTAIN

2.5	To re-elect Mr. Joseph BenAmram as a member of the Company’s Board of Directors, until the next annual general meeting of the Company’s shareholders and approve his compensation.

☐	FOR	☐	AGAINST	☐	ABSTAIN

2.6	To re-elect Dr. Itzhak Krinsky as a member of the Company’s Board of Directors, until the next annual general meeting of the Company’s shareholders and approve his compensation.

☐	FOR	☐	AGAINST	☐	ABSTAIN

2.7	To re-elect Dr. Nurit Tweezer-Zaks as a member of the Company’s Board of Directors, until the next annual general meeting of the Company’s shareholders and approve her compensation.

☐	FOR	☐	AGAINST	☐	ABSTAIN

2.8	To re-elect Dr. Robert B. Stein as a member of the Company’s Board of Directors, until the next annual general meeting of the Company’s shareholders and approve his compensation.

☐	FOR	☐	AGAINST	☐	ABSTAIN

3.	To approve an additional option grant for non- employee members of the board of directors, as set forth in Proposal No. 3 of the Proxy Statement.

☐	FOR	☐	AGAINST	☐	ABSTAIN

4.	To approve an option grant for the Company’s Chief Executive Officer, Ms. Dikla Czaczkes Akselbrad, as set forth in Proposal No. 4 of the Proxy Statement.

☐	FOR	☐	AGAINST	☐	ABSTAIN

4a. Do you confirm that you are NOT a controlling shareholder of the Company and/or do NOT have a Personal Interest (as such terms are defined in the Companies Law and in the Proxy Statement) in Proposal No. 4?*

☐	YES I/We confirm that I am/ we are NOT a controlling shareholder of the Company and/or do NOT have a Personal Interest in Proposal No. 4.

*	If you do not indicate a response for this item 4a, your shares will not be voted for Proposal No.4.

5.	To approve an additional milestone-based option grant for the Company’s Chief Executive Officer, Ms. Dikla Czaczkes Akselbrad, as set forth in Proposal No. 5 of the Proxy Statement.

☐	FOR	☐	AGAINST	☐	ABSTAIN

5a. Do you confirm that you are NOT a controlling shareholder of the Company and/or do NOT have a Personal Interest (as such terms are defined in the Companies Law and in the Proxy Statement) in Proposal No. 5?*

☐	YES I/We confirm that I am/ we are NOT a controlling shareholder of the Company and/or do NOT have a Personal Interest in Proposal No. 5.

*	If you do not indicate a response for this item 5a, your shares will not be voted for Proposal No.5.

6.	To approve an extension of the exercise period for the vested options following termination of service of Ms. Anat Tsour Segal, former director of the Company, as set forth in Proposal No. 6 of the Proxy Statement.

☐	FOR	☐	AGAINST	☐	ABSTAIN

7.	To approve an increase of the total number of shares reserved for grant as Incentive Stock Options pursuant to Company’s U.S. subplan under the Company’s Amended and Restated 2012 Share Option Plan, as set forth in Proposal No. 7 of the Proxy Statement.

☐	FOR	☐	AGAINST	☐	ABSTAIN

In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the Meeting or any adjournment or postponement thereof.

NAME	SIGNATURE	DATE

NAME	SIGNATURE	DATE

Please sign exactly as your name appears on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, trustee or guardian, please give full title as such. If the signed is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

Annex A

3.	Shares Available for Allocation; Other Board Limitations

Notwithstanding the provisions of Section 5 of the Plan, the Company’s shareholders have approved a total of ~~Thirty Nine Thousand Eight Hundred Thirty Three (39,833)~~Three Hundred Thousand (300,000) Shares, subject to adjustments as set forth in Section 12 of the Plan, for grant pursuant to this Sub-Plan as ISOs (as defined below). For clarity, such Shares shall not affect the number of total Options reserved under the Plan. Shares underlying ISOs that fail to vest or be fully exercised prior to expiration or other termination shall again become available for grant as ISOs pursuant to this Sub-Plan as permitted by applicable law.

Notwithstanding Section 3.2 or 3.3 of the Plan, no changes by the Board shall, without approval of the Company’s shareholders: (a) increase the total number of Shares available for grant pursuant to this Sub-Plan as ISOs, except by operation of the provisions of Section 12 of the Plan; (b) change the class of persons eligible to receive grants pursuant to this Sub-Plan; or (c) extend the date on which ISOs can be granted pursuant to this Sub-Plan beyond the tenth (10th) anniversary of the earlier of the date the Board adopts this Sub-Plan or the date of shareholder approval described in the preceding paragraph.

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